UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2018

Commission File Number: 001-36901

Videocon d2h Limited

(Translation of registrant’s name into English)

1st Floor, Techweb Centre

New Link Road

Oshiwara Jogeshwari (West)

Mumbai 400 102 Maharashtra, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Dish TV India Limited has nominated Mr. Jawahar Lal Goel and Mr. Ashok Mathai Kurien on the Board of Videocon d2h Limited in place of Mr. Amitabh Kumar and Mr. Raj Kumar Gupta for the purpose of seamless integration of the businesses of Videocon d2h Limited into and with Dish TV India Limited and for synchronizing the operations of two Companies to derive the benefits and objectives of the Scheme of Amalgamation. Based on the recommendation of Nomination, Remuneration and Compensation Committee Meeting, the Board of Directors of Videocon d2h Limited, in supersession of earlier resolution passed on 12th February, 2018, for appointment of Mr. Amitabh Kumar and Mr. Raj Kumar Gupta have on 14th March, 2018:

1.	Appointed Mr. Jawahar Lal Goel (DIN: 00076462), as an Additional Director, with effect from March 14, 2018. Mr. Goel, aged 63 years, is currently the Chairman and Managing Director of Dish TV India Limited. Mr. Goel is a Pioneer of the Direct-to-Home (DTH) services in India. He is a prime architect in establishing India’s most modern and advanced technological infrastructure for the implementation of Conditional Access System (CAS) and Direct-to-Home (DTH) services which has revolutionized the distribution of various entertainment and electronic media products in India

Mr. Goel led the initiatives of the Indian Broadcasting Foundation (IBF) as its president for four consecutive years from September ’06 to September ’10. He has also been on the Board of various committees and task forces set up by Ministry of Information & Broadcasting (MIB), Government of India, and continues to address several critical matters related to the industry.

2.	Appointed Mr. Ashok Mathai Kurien (DIN: 00034035), as an Additional Director, with effect from March 14, 2018. Mr. Kurien, aged 68, is a non- executive Director on the Board of Dish TV India Limited. Mr. Kurien has been in the business of building brands for over 35 years now, particularly in the fields of Media, Marketing and Communications, and now Menstrual Hygiene and Water Filters (without electricity) for the poor and marginalized. An early bird, Mr. Kurien has the keen eye of driving start-ups in emerging businesses, helping in guiding them to size and scale. These include Advertising, TV, Lottery, PR and dotcoms, where he both, invested and mentored, creating resounding success stories.

In his latest venture, Livinguard Technologies which is the World’s First and Only Permanently Disinfecting Textile Technology, he has co-invented Saafkins, the ideal solution for the billion women who can’t afford sanitary napkins and use ‘rags’, making it affordable and reusable.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 15, 2018

Videocon D2h Limited (Registrant)

By:	/s/ Saurabh Pradipkumar Dhoot
Name:	Saurabh Pradipkumar Dhoot
Title:	Executive Chairman